May 8, 2012

VIA EDGAR

Andrew D. Mew

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Group 1 Automotive, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 10, 2012

Definitive Proxy Statement on Schedule 14A

Filed March 28, 2012

File No. 1-13461

Dear Mr. Mew:

Group 1 Automotive, Inc. acknowledges receipt of the letter dated May 3, 2012 containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced documents (the “Comment Letter”). The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to tell the Staff by that time when we will provide the Staff with our responses. As discussed this morning with Robert Babula, we respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter no later than May 31, 2012.

Securities and Exchange Commission

May 8, 2012

Should the Staff have any questions or comments with respect to the foregoing, please contact the undersigned at 713.647.5700 or Gillian Hobson of Vinson & Elkins at 713.758.3747.

Sincerely,

Group 1 Automotive, Inc.

By:      /s/ Darryl M. Burman

Name: Darryl M. Burman

Title:   Vice President and General Counsel

cc:	Gillian A. Hobson, Esq.

Vinson & Elkins L.L.P.

Via Facsimile